

June 29, 2022

Paul Vasington
Chief Financial Officer
Sensata Technologies Holding plc
529 Pleasant Street
Attleboro, MA 02703

> **Re: Sensata Technologies Holding plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 10, 2022**
> **Form 10-Q for the Quarterly Period Ended March 31, 2022**
> **Filed April 26, 2022**
> **File No. 001-34652**

Dear Mr. Vasington:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Liquidity and Capital Resources, page 53

1. We note that your table presents cash and cash equivalents held by country and expressed in U.S. dollars since this is your functional and reporting currency. We further note that approximately 17% of your total cash and cash equivalents is held in China as of December 31, 2021. Revise future filings to describe any restrictions that impact the ability to transfer cash within your corporate structure. Discuss the nature of restrictions, if any, on the net assets of your subsidiaries, amount of those net assets, and the potential impact on your liquidity. Please also disclose the amount of cash and cash equivalents disaggregated by currency denomination as of the most recent balance sheet date.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2022</u>

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Overview, page 20</u>

2.   We note your statement that global supply chain disruptions and shortages continue to pressure your margins and that you made progress in recovering some of these additional costs from your customers through increased pricing. Please discuss in future filings in detail whether supply chain disruptions or inflation have materially affected your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise also to discuss in future filings any known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Tara Harkins, Senior Accountant, at (202) 551-3639 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences